 Vista Outdoor Inc.  (NYSE: VSTO)  BRINGING THE WORLD OUTSIDE  Q4 FY24 Earnings Presentation  May 9, 2024  Note: References to The Kinetic Group and Revelyst in the presentation refer to the former Sporting Products and Outdoor Products segments of Vista Outdoor, respectively. Additionally, in the results that follow when referring to "Revelyst", it comprises three new operating and reportable segments: Revelyst Adventure Sports, Revelyst Precision Sports Technology and Revelyst Outdoor Performance. Please see Vista Outdoor's Annual Report on Form 10-K to be filed later this month for additional information.  © V I S T A O U T D O O R  Filed by Vista Outdoor Inc.  Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b)  under the Exchange Act of 1934 Subject Company: Revelyst, Inc. Commission File No.: 001-41793

 No Offer or Solicitation  This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the Transaction (as defined below) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.  Additional Information and Where to Find It  These materials may be deemed to be solicitation material in respect of the Transaction. In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC on January 16, 2024 a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING OUR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The  registration statement was declared effective by the SEC on March 22, 2024, and we have mailed the definitive proxy statement/prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on our website at www.vistaoutdoor.com.  Participants in Solicitation  Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for our 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023 and subsequent statements of changes in beneficial ownership on file  with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the Transaction.  © V I S T A  O U T D O O R  2

 Forward Looking Statements  © V I S T A  O U T D O O R  Some of the statements made and information contained in these materials, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor Inc.'s ("Vista Outdoor", "we", "us", or "our") plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995. Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the previously announced transaction among Vista Outdoor Inc, Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”), including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from our ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers. All fourth quarter and full year 2024 financial information in this press release is preliminary, based on our estimates and subject to completion of our financial closing procedures. Final results for the full year, which will be reported in our Annual Report on Form 10-K for the fiscal year 2024, might vary from the information in this press release. In particular, until our financial statements are issued in our Annual Report on Form 10-K, we might be required to recognize certain subsequent events (such as in connection with contingencies or the realization of assets) which could affect our final results.  You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2023, in Part II, Item 1A, Risk Factors, of our Quarterly Report on Form 10-Q for the third quarter of fiscal year 2024, and in the filings we make with the Securities and Exchange Commission (the “SEC”) from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.  3

 Non-GAAP Financial Measures  Non-GAAP financial measures such as adjusted EBITDA, adjusted EBITDA margin, adjusted operating income, adjusted operating margin, adjusted EPS, adjusted free cash flow, organic sales, organic EBITDA, organic EBITDA margin, net debt and net debt leverage ratio (among others) as included in this presentation are supplemental measures that are not calculated in accordance with Generally Accepted  Accounting Principles (“GAAP”). These non-GAAP measures should be considered in addition to, and not as substitutes for, GAAP measures. Please see the appendix titled “Financial and Non-GAAP  Reconciliations” for reconciliations of these non-GAAP measures to the most directly comparable GAAP measures.  Vista Outdoor has not reconciled adjusted EBITDA guidance to GAAP net income guidance or adjusted EBITDA margin guidance to GAAP net income margin guidance because Vista Outdoor does not provide guidance for GAAP net income, which is a reconciling item for Adjusted EBITDA. GAAP net income is also a reconciling item between GAAP net income margin and non-GAAP Adjusted EBITDA margin.  Accordingly, a reconciliation to net income and net income margin is not available without unreasonable effort. Reconciliations of adjusted EPS guidance to EPS guidance and adjusted free cash flow guidance  to cash provided by operating activities guidance are available within the “Financial and Non-GAAP Reconciliations” section of this presentation.  © V I S T A  O U T D O O R  4

 BRINGING THE WORLD OUTSIDE  Eric Nyman  Co-CEO, Vista Outdoor CEO, Revelyst  Vista Outdoor Overview

 Key Takeaways  6  Vista Outdoor demonstrated strong financial performance in Q4 FY2024, achieving sales in-line with our expectations and profitability exceeding our expectations. Total fiscal year sales reached $2.75 billion with an adjusted EBITDA margin of  16.1%(1). Additionally, the company's strategic financial management in the quarter led to $161 million in adjusted free cash  flow(1), facilitating a reduction of $118 million in net debt and achieving a net debt leverage ratio of 1.5x(1)  1  4  On April 22, we confirmed we are engaging in alternative discussions with MNC Capital related to their March 25, 2024 revised unsolicited indication of interest to acquire Vista Outdoor in an all-cash transaction for $37.50 per share. The Board does not consider MNC’s revised proposal to be superior to the CSG transaction and the significant decrease in net debt during the quarter further reinforces the view that MNC’s proposed offer price undervalues the Revelyst business. The Board has determined MNC’s revised proposal meets the standard under the merger agreement with CSG permitting engagement with MNC. Vista Outdoor has advised MNC that it expects MNC to deliver an improved economic proposal  3  For each Vista Outdoor share held at the closing of the CSG transaction, stockholders will receive $12.90 in cash consideration and 1 Revelyst share. Following closing of the CSG transaction, we intend to capitalize the Revelyst Balance Sheet with $250 million of cash and all cash above that, including the significant amount of cash generated in Q4 FY2024, will be distributed to shareholders in the form of a special dividend or share repurchase  2  As an update on the proposed transaction with CSG, we continue to be confident in our ability to receive CFIUS clearance and that all other closing conditions will be satisfied  5  Given these ongoing discussions, we will adjourn the special stockholder meeting regarding the CSG transaction to June 14, at 9:00 AM Central Time. Our Board continues to recommend Vista stockholders vote in favor of the proposal to adopt the existing merger agreement with CSG  (1) Non-GAAP financial measure, See slide 4 titled "Non-GAAP Financial Measures" and appendix titled “Financial and Non-GAAP Reconciliations"; Numbers may not tie due to rounding.

Revelyst Positioned to Hit the Ground Running as a Successful, Independent Company

Following the closing of the transaction with CSG and the paydown of debt, Revelyst would have $250 million in cash to accelerate its capital allocation strategy

FY 2025E(1)

Double
Standalone Adj. EBITDA(2) from FY2024E

$0
of Debt

$250 Million
in Cash

Capital Allocation Priorities

1. Investment in core organic growth opportunities
2. Opportunistic share repurchases
3. Selective tuck-in acquisitions with clear integration use-cases

Footnotes:
(1) Based on guidance as of 5/9/2024
(2) *Non-GAAP financial measure, See slide 4 titled "Non-GAAP Financial Measures" and appendix titled "Financial and Non-GAAP Reconciliations"*

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© VISTA OUTDOOR